Pet & Tie, Inc.
Balance Sheets
(Unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
Cash	$ 12,462	$ 100,016
Total current assets	12,462	100,016
Total assets	$ 12,462	$ 100,016
LIABILITIES AND SHAREHOLDERS' EQUITY		
Credit cards payable	$ 902	$ -
Total current liabilities	902	-
Commitments and contingencies	-	-
Common stock, par value $0.0001; 15,000,000 shares authorized, 12,386,050 issued and outstanding	1,239	1,239
Paid-in-capital	136,796	138,761
Retained deficit	(126,475)	(39,984)
Total shareholders' equity	11,560	100,016
Total liabilities and shareholders' equity	$ 12,462	$ 100,016